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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
DEC 28 2016
Washington DC
412

SEC FILE NUMBER
8-65401

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2015 (MM/DD/YY) AND ENDING October 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

RBC CAPITAL MARKETS ARBITRAGE, S.A.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three World Financial Center, 200 Vesey Street – 14th Floor
(No. and Street)

New York	NY	10281-8098
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter T. Justini

(Area Code - Telephone No.)

(212) 618-7619

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

RECEIVED
2016 DEC 28 PM 2:31
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported*

RBC CAPITAL MARKETS ARBITRAGE S.A. & SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of the Royal Bank of Canada)
(SEC I.D. No. 8-65401)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS AT OCTOBER 31, 2016
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5 (e)(3) under the
Securities Exchange Act of 1934
As a PUBLIC DOCUMENT.



Report of Independent Registered Public Accounting Firm

To the Board of Directors of RBC Capital Markets Arbitrage S.A. and Subsidiary

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of RBC Capital Markets Arbitrage S.A. and its Subsidiary as of October 31, 2016 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, NY
December 23, 2016

RBC CAPITAL MARKETS ARBITRAGE S.A. & SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of The Royal Bank of Canada)

TABLE OF CONTENTS

RBC CAPITAL MARKETS ARBITRAGE S.A. & SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of the Royal Bank of Canada)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2016
(In thousands, except share and per-share information)

Assets		
Cash	$	20,154
Financial instruments owned, at fair value (includes securities pledged of $6,524,812)		8,396,847
Receivable from broker-dealers		25,800
Other assets		23,232
Total Assets	$	8,466,033
Liabilities and stockholders' equity		
Liabilities:		
Short term borrowings	$	1,476,138
Financial instruments sold short, at fair value		1,488,394
Payable to broker-dealers		3,603,774
Accounts payable and accrued liabilities		27,648
Total Liabilities		6,595,954
Stockholders' equity:		
Common stock, $1,000 par value 150,000 shares authorized, issued, and outstanding		150,000
Retained earnings		1,720,079
Total stockholders' equity		1,870,079
Total liabilities and stockholders' equity	$	8,466,033

See notes to the Consolidated Statement of Financial Condition.

1. ORGANIZATION AND NATURE OF BUSINESS

RBC Capital Markets Arbitrage S.A. (the "Company") was incorporated on October 26, 2001, as a "Societe Anonyme" under the laws of the Grand Duchy of Luxembourg. The Company is an indirect wholly owned subsidiary of the Royal Bank of Canada ("RBC").

The Company is a fully disclosed broker-dealer registered with the Securities and Exchange Commission and is a member of Financial Industry Regulatory Authority, Inc. (FINRA). The Company clears the majority of its securities transactions through an affiliate, RBC Capital Markets LLC ("RBC CM LLC")

The Company is engaged in a single line of business, which is to trade for its own account in securities and commodities (including but not limited to futures contracts and options thereon). In 2012, the Company became an exchange-traded fund market maker on the New York Stock Exchange Archipelago (the "NYSE Arca"). The Company does not engage in any client-driven activity.

The Consolidated Statement of Financial Condition includes the accounts of RB CM Pref Holdco Corp, a wholly owned subsidiary, which has a $10 thousand investment in a nonvoting preferred membership interest in RBC CM LLC. The Company does not receive any flow-through capital benefit from the consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The Company's Consolidated Statement of Financial Condition conforms to accounting principles generally accepted in the United States of America ("GAAP"). The Consolidated Statement of Financial Condition includes the accounts of the Company and its wholly-owned subsidiary. Intercompany transactions have been eliminated in consolidation.

Use of Estimates — The Consolidated Statement of Financial Condition is prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions which affect the amounts reported in the Consolidated Statement of Financial Condition and accompanying notes (including valuation of certain securities owned and securities sold, but not yet purchased and compensation accruals). Management believes that the estimates utilized in preparing the Consolidated Statement of Financial Condition are reasonable. Actual results could differ materially from these estimates.

Fair Value Measurement — Pursuant to ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy is broken down into three levels based on observability of inputs as follows:

Level 1—Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2—Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available. The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. Valuation adjustments that may be made to ensure that financial instruments are reported at fair value include:

- Credit valuation adjustments that represent the estimated fair value of the credit risk of the external counterparties.

- Credit valuation adjustments to reflect the Company's credit quality in the valuation of the Company's liabilities.

- Liquidity adjustments for financial instruments that are not quoted in an active market when the Company believes that the amount realized on sale may be less than the estimated fair value due to low trading volumes.

- Model and parameter adjustments to reflect the impact of use of unobservable model inputs. These adjustments are necessary when instruments are valued using model inputs which are not observable and are subject to significant management judgment.

A description of the valuation techniques and significant assumptions applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Valuation Process—The Company's business units are responsible for valuing their respective portfolio of financial assets and liabilities.

The Global Valuation Committee, established by RBC, is an independent group responsible for providing oversight on financial instruments fair value policies and practices, escalating significant valuation issues, and reviewing and approving valuation adjustment methodologies.

The Valuation Group ("VG") is responsible for the Company's fair value valuation policies, processes and procedures. VG is independent of the business units. VG implements valuation control processes to validate the fair value of the Company's financial instruments measured at fair value including those derived from pricing models. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to ensure that the

valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

The Company's control processes apply to financial instruments categorized in Level 1, Level 2 or Level 3 of the fair value hierarchy, unless otherwise noted. These control processes include:

Model Review—VG, in conjunction with the Global Risk Management ("GRM") and, where appropriate, the Credit Risk Management Department, independently review valuation models' theoretical soundness, the appropriateness of the valuation methodology and calibration techniques developed by the business units using observable inputs. Where inputs are not observable, VG reviews the appropriateness of the proposed valuation methodology to ensure it is consistent with how a market participant would arrive at the unobservable input. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques and the use of comparable observable inputs. As part of the review, VG develops a methodology to independently verify the fair value generated by the business unit's valuation models. Before trades are executed using new valuation models, those models are required to be independently reviewed. All of the Company's valuation models are subject to an independent annual review by VG.

Independent price verification ("IPV")—IPV is a control process by which valuation system market prices or model inputs are verified for accuracy. Generally on a monthly basis, VG independently validates the fair values of financial instruments determined using valuation models by determining the appropriateness of the inputs used by the business units and by testing compliance with the documented valuation methodologies approved in the model review process described above.

The relevance and reliability of the IPV process is dependent on the quality of the inputs used. Assessing data sources and input factors is a judgmental process in which all facts and circumstances have to be taken into account. For example, the use of observable prices from active markets should be maximized and the use of unobservable inputs minimized. Conversely, when a market is deemed to be inactive, observable inputs may not be relevant, and in such circumstances compensating controls need to be employed.

For financial instruments categorized within Level 3 of the fair value hierarchy, VG reviews the business unit's valuation techniques to ensure these are consistent with market participant assumptions.

The results of this independent price verification and any adjustments made by VG to the fair value generated by the business units are presented to management of the Company.

Review of New Level 3 Transactions—VG reviews the models and valuation methodology used to price all new material Level 3 transactions.

Cash and Cash Equivalents — Cash and cash equivalents include cash on hand, cash in depository accounts with other financial institutions, and money market investments with original maturities of 90 days or less.

Financial Instruments — Financial instruments owned and financial instruments sold, but not yet purchased include securities and derivatives held for trading purposes.

Securities transactions may be settled regular-way or on a delayed basis. Regular-way securities transactions are reported on trade date. Amounts receivable and payable for regular-way securities transactions that have not reached their contractual settlement date are reported net in receivable

from or payable to broker-dealers on the Consolidated Statement of Financial Condition. Delayed delivery transactions, including To-be-announced ("TBA"), When Issued, and Extended Settlement trades are accounted for as derivatives. The principal of these trades are not reported on the Consolidated Statement of Financial Condition until settlement date. Delayed delivery trades are reflected as forward agreements in Note 3.

Future Accounting Changes —

ASC 205, Presentation of Financial Statements – Going Concern. In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. This update requires an entity's management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statement is issued (or within one year after the date that the financial statement is available to be issued when applicable). When conditions or events raise substantial doubts about an entity's ability to continue as a going concern, management shall disclose: i) the principal conditions or events that raise substantial doubt about the entity's ability to continue as a going concern; ii) management's evaluation of the significance of those conditions or events in relation to the entity's ability to meet its obligations; and iii) management's plans that are intended to mitigate the conditions or events – and whether or not those plans alleviate the substantial doubt about the entity's ability to continue as a going concern. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and early application is permitted. The Company does not expect any impact on its Consolidated Statement of Financial Condition.

3. FINANCIAL INSTRUMENTS OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED — AT FAIR VALUE

Financial instruments owned, including those pledged as collateral and financial instruments sold, but not yet purchased, at October 31, 2016 consist of the following (in thousands):

	Owned	Sold, But Not Yet Purchased
U.S. government securities	$ 2,266,419	$ 240,918
U.S. government agencies	4,628,983	-
Corporate bonds	141,609	49,571
Equities	1,240,125	1,095,468
Derivatives	119,711	102,437
Total	$ 8,396,847	$ 1,488,394

The Company pledged certain financial instruments owned to collateralize margin loans and other short term borrowings with affiliates. Fair value of pledged securities that can be sold or repledged by the secured party totaled $6.5 billion at October 31, 2016.

Derivative Transactions

The Company enters into derivatives to manage the Company's exposure to risk resulting from its trading activities. Derivatives with a positive fair value are reported in financial instruments owned and derivatives with a negative fair value are reported in financial instruments sold, but not yet purchased on the Consolidated Statement of Financial Condition. These balances generally represent future commitments to exchange payment streams based on contract or notional amounts or to purchase or sell physical assets at specified terms on a specified date.

The table below sets forth the fair value and notional amounts of open derivative contracts as at October 31, 2016 (in thousands):

	Asset Fair Values	Liability Fair Values	Aggregated Notional
Equity Contracts:			
Options contracts	$ 98,317	$ 91,445	$ 3,721,640
Swap agreements	11	5	193
	98,328	91,450	3,721,833
Interest Rate Contracts:			
Forward agreements	18,412	8,998	17,502,776
Options contracts	1,629	244	18,200,125
Swap agreements	1,342	1,735	113,000
	21,383	10,977	35,815,901
Foreign Exchange Contracts:			
Forward agreements	-	10	3,000
	-	10	3,000
Total	$ 119,711	$ 102,437	$ 39,540,734

4. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS

Amounts receivable from and payable to broker-dealers at October 31, 2016 consist of the following (in thousands):

	Receivable	Payable
Clearing brokers:		
Affiliated brokers (refer to Note 7)	$ -	$ 3,599,656
Non-affiliated brokers	15,594	4,118
	15,594	3,603,774
Unsettled regular-way trades - net	10,206	-
Total	$ 25,800	$ 3,603,774

The Company clears its securities and derivatives transactions through other broker-dealers, including affiliates. Cash and securities are generally held in brokerage accounts at these broker-dealers. Clearing broker receivables generally consist deposits and amounts due from broker-dealers for

settled trades. The Company finances certain securities transactions with margin loans. Amounts due to affiliated brokers consist of margin loans from RBC CM LLC.

5. SHORT TERM BORROWING

As at October 31, 2016, the Company had a $9.0 billion secured line of credit (the "Secured Credit Facility") with RBC. This loan is callable at the discretion of RBC and the Company does not pay interest. The outstanding loan at October 31, 2016 was $1.5 billion, collateralized with financial instruments owned of $1.7 billion.

The Company also maintains a $500 million and a $100 million multi-currency secured line of credits with affiliates. These loans are callable at the discretion of the lenders and the Company is charged interest. At October 31, 2016, outstanding balances on these lines reported as short term borrowings on the Consolidated Statement of Financial Condition and were $10.6 million and $6.2 million, respectively.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the financial instruments measured at fair value on a recurring basis as of October 31, 2016, categorized by the valuation hierarchy set out in ASC 820:

	Fair Value Measurements Using			Assets/ Liabilities at Fair Value
	Level 1	Level 2	Level 3	
Financial assets:				
U.S. government securities	$ 1,320	$ 2,265,099	$ -	$ 2,266,419
U.S. government agencies	-	4,628,983	-	4,628,983
Corporate bonds	10,670	130,939	-	141,609
Equities	1,239,895	230	-	1,240,125
Derivatives related assets	101,181	18,530	-	119,711
Total assets	$ 1,353,066	$ 7,043,781	$ -	$ 8,396,847
Financial Liabilities:				
U.S. government securities	$ -	$ 240,918	$ -	240,918
Corporate bonds	8,009	41,562	-	49,571
Equities	1,095,348	120	-	1,095,468
Derivatives related liabilities	91,685	10,752	-	102,437
Total liabilities	$ 1,195,042	$ 293,352	$ -	$ 1,488,394

Transfers between levels of the fair value hierarchy – A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. Reclassifications affecting all levels of the fair value hierarchy are reported as transfers in/out of the levels at the end of the year in which the reclassifications occur. Certain securities were transferred between categories during the twelve months ended October 31, 2016. Transfers between Level 1 and Level 2 are dependent on whether the fair value is obtained on the basis of quoted market prices in active markets (Level 1) as opposed to

fair value estimated using observable inputs in a discounted cash flow method (Level 2). During the period, U.S. government securities of approximately $6.7 million, reported in financial instruments owned, at fair value, and approximately $1.1 million, reported in financial instruments sold, but not yet purchased, at fair value, were transferred from Level 1 to Level 2. Also, Equity securities of approximately $6.2 million, reported in financial instruments owned, at fair value were transferred from Level 2 to Level 1 during the period.

Valuation Techniques:

Fair value of assets and liabilities measured at fair value on a recurring basis are determined and classified in fair value hierarchy table using the following techniques and inputs.

Level 1 and Level 2 valuation techniques:

- U.S. Government Securities—U.S. Treasury securities are generally valued using quoted market prices, and depending on the level of market activity and transparency are categorized within Level 1 or Level 2 of the fair value hierarchy.

- U.S. Government Agencies—Valuations are based on both proprietary and industry-recognized models and discounted cash flow techniques. The most significant inputs to the valuation of these instruments include but are not limited to the level of interest rates and spreads, and prepayment rates. These securities are generally categorized within Level 2 of the fair value hierarchy.

- Corporate Bonds—The fair value of corporate bonds is estimated using executed transactions, market price quotations (where observable), bond spreads, or credit default swap spreads adjusted for any basis differences between cash and derivative instruments. Corporate bonds are categorized within Level 1 or Level 2 of the fair value hierarchy.

- Equity Securities—Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, they are categorized within Level 1 or Level 2 of the fair value hierarchy.

- Derivatives— derivatives contracts consist of interest rate swaps, foreign exchange contracts, and equity forwards. Depending on the product and terms of the transaction, the fair value of the OTC derivative products can be either observed or modeled using a series of techniques using observable inputs. OTC derivative products are categorized within Level 1 or Level 2 of the fair value hierarchy.

Financial Instruments Not Measured at Fair Value — The carrying amounts and fair values of other financial assets and financial liabilities not measured at fair value in the Consolidated Statement of Financial Condition at October 31, 2016, are as follows (in thousands):

	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Financial assets:					
Cash	$ 20,154	$ 20,154	$ 20,154	$ -	$ -
Receivable from broker-dealers	25,800	25,800	-	25,800	-
Other assets (accrued interest) [1]	23,189	23,189	-	23,189	-
Financial liabilities:					
Short term borrowings	1,476,138	1,476,138	-	1,476,138	-
Payable to broker-dealers	3,603,774	3,603,774	-	3,603,774	-
Accounts payable and accrued liabilities	2,407	2,407	-	2,407	-
Total	$ 5,151,462	$ 5,151,462	$ 20,154	$ 5,131,308	$ -

[1] Other assets of $43 thousand, which are not short-term in nature, are reported on the Statement of Financial Condition and not in the table above.

Carrying value generally approximates fair value for the assets and liabilities in the above table. This is due to the relatively short period of time between their origination and expected maturity. Except for cash at the financial institution, which is classified as level 1, these items are generally classified in Level 2 of the fair value hierarchy.

7. RELATED-PARTY TRANSACTIONS

In the normal course of business the Company may enter into securities transactions with affiliates and incur financing, brokerage and other charges. The Company is also a party to various service level agreements ("SLA") agreements that result in fees and other allocated costs from RBC and affiliates.

The Company finances certain securities transactions with margin loans from RBC CM LLC. At October 31, 2016, outstanding margin loans were $3.6 billion.

The Company also finances securities and other transactions with short term borrowings from RBC and affiliates. Outstanding balances from these loans are reported in short-term borrowings on the Consolidated Statement of Financial Condition and discussed in Note 5.

At October 31, 2016, amounts receivable from and payable to RBC and affiliates amounted to receivables of $0.04 million and payables of $16.2 million and are included in other assets and accounts payable and accrued liabilities, respectively, on the Consolidated Statement of Financial Condition.

8. COMMITMENTS AND CONTINGENT LIABILITIES

The Company maintains an operating lease for office space in Luxembourg. The lease commitment was for four years from February 2008 until February 2012. Thereafter, the lease renews quarterly until notice of cancellation is given.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company maintains positions in a variety of financial instruments. Certain instruments, including equity derivative products, give rise to off-balance-sheet risk. Risk arises from changes in the value of the contracts ("market risk") and also from the potential inability of counterparties to perform under the terms of the contracts ("credit risk"). The Company attempts to control its exposure to market risk through use of a proprietary trading system that determines whether the market risk inherent in the Company's portfolios is within established limits.

Securities sold, but not yet purchased represent obligations of the Company to deliver specified securities at contracted prices, thereby creating an obligation to purchase the securities in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amounts recognized in the Consolidated Statement of Financial Condition.

ASC 815, *Derivatives and Hedging*, requires that all derivatives be recognized as either assets or liabilities and be measured at fair value. The Company buys and sells derivative financial instruments for trading purposes solely for its own account.

10. TAXATION

Income Taxes—The Company is a fully taxable Luxembourg resident corporation and is subject in Luxembourg to corporate income tax, municipal business tax, and net worth tax.

Withholding Taxes—The Company is a foreign U.S. registered broker and dealer that trades exclusively for its own account. As such, the Company does not have a U.S. income tax liability; it is, however, subject to certain withholding taxes.

The Company has evaluated, in accordance with FASB ASC 740, *Income Taxes*, whether any unrecognized tax benefits are necessary and determined that no such matters exist as of October 31, 2016. The recognition and measurement of unrecognized tax benefits will be reevaluated when new information is available, if applicable, or when an event occurs that requires change.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires the Company to maintain the greater of 2% of aggregate debit balances or minimum net capital, as defined, equal to $1.0 million. At October 31, 2016, the Company had net capital of $1.3 billion, which was in excess of its minimum net capital requirement of $1.0 million.

Proprietary accounts held at a clearing broker (PAB) are considered allowable assets in the net capital computation to the extent the clearing broker performs customer reserve computation for PAB assets. Pursuant to an agreement between the Company and RBC CM LLC, RBC CM LLC is required to perform a computation for PAB assets similar to the customer reserve computation.

12. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred subsequent to October 31, 2016 through December 23, 2016. There were no events or transactions during the period which would require recognition or additional disclosure in this Consolidated Statement of Financial Condition.

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